June 11, 2013

Via Edgar

Mr. Jonathan Wiggins, Staff Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

RE:	UDR, Inc.
File No. 001-10524
United Dominion Realty, LP

File No. 333-156002-01

Form 10-K for the Fiscal Year Ended December 31, 2012

Filed February 27, 2013

Dear Mr. Wiggins:

This letter is in response to the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) included in your letter dated May 30, 2013 regarding the Annual Reports on Form 10-K for the fiscal year ended December 31, 2012 filed by UDR, Inc. (“UDR” or the “Company”) and United Dominion Realty, L.P. (the “Operating Partnership”) on February 27, 2013. For your convenience, we have set forth each of your comments below followed by our response to each comment.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

Business Overview, page 37

1.	Please revise in future Exchange Act periodic filings to clarify that “Total Income per Occupied Home” as disclosed on pages 38 and 58 is a monthly amount.

Response:

In response to the Staff’s request, in future filings the Company will clarify that “Total Income per Occupied Home” as disclosed on pages 38 and 58 is a monthly amount.

Investing Activities, page 42

2.	We note you indicate that you have acquired various parcels of land for development. In future Exchange Act periodic reports, to the extent you hold a material amount of land, please discuss the amount of development the land could support.

Response:

For projects under development, we provide detailed information such as the number of apartment homes, completed apartment homes, cost to date, budgeted costs, and expected completion date as described under the heading “Development Activities” on page 6 of our 2012 Form 10-K. For other land holdings not currently under development, we believe that it would be difficult to provide a meaningful estimate of the amount of development that could be supported given the significant number of potential factors and assumptions which could impact such an analysis. Our assumptions are subject to significant change during the pre-development stage, depending on the ultimate use of the site which is also subject to change depending upon market conditions, demand, alternative sites available, etc. As a result, we believe that any such estimate would be inherently unreliable.

U.S. Securities and Exchange Commission

June 11, 2013

Funds from Operations, Funds from Operations as Adjusted, and Adjusted Funds from Operations, page 47

3.	We note that your non-GAAP measure “funds from operations” includes adjustments for RE3 tax benefits and gain on sales, net of taxes, and any related valuation allowance release, which appears to be inconsistent with NAREIT’s definition of FFO. Please tell us how you determined that your FFO measure is consistent with FFO as defined by NAREIT, or revise in future filings to rename your non-GAAP measure, and to reconcile net income (loss) to FFO as defined by NAREIT and FFO to your adjusted measure. Please provide us with your proposed disclosure.

Response:

We believe the inclusion of merchant build asset gains in FFO is consistent with the standards established by NAREIT and industry practice, since the gain resulted from the sale of a property we developed and subsequently sold that was incidental to our main business, depreciation related to this asset was added back during the lease up period to FFO and was a reduction to the FFO gain upon sale, such gains do not represent extraordinary items, and the amount of the gain was disclosed. However, we excluded this gain from FFO as Adjusted.

As disclosed on page 47 of our filing, the tax benefit related to the reversal of a deferred tax valuation allowance was excluded from FFO. We believed inclusion of this benefit would have materially distorted the comparative measurement of company performance over time for users of our financial statements. However, in future filings, we will include deferred tax valuation allowance increases or decreases in FFO and make adjustments in arriving at FFO as Adjusted.

See “Exhibit A” for the table to be included in future filings in response to the Staff’s request, and change to FFO as Adjusted disclosure included in our response to question 4 below.

4.	Please include a statement as to why management believes the presentation of FFO as adjusted provides useful information to investors regarding your financial position or results of operations in accordance with Item 10(e)(1)(i)(C). Please revise to describe specifically why the further adjustments made to FFO result in a measure that is also useful to investors. Please provide us with your proposed disclosure.

Response:

Management considers FFO as Adjusted a useful metric for investors as it is more indicative of the Company’s recurring operational FFO than FFO. FFO as Adjusted excludes items that are non-comparable from period to period, which we exclude in order to provide investors with a better comparison of our performance from period to period and as compared to other real estate companies.

In response to the Staff’s request, in future filings the Company will include the following revised disclosure (new text underlined and proposed changes marked):

FFO as Adjusted is defined as FFO excluding the impact of acquisition-related costs and other non-comparable~~recurring~~ items including, but not limited to, prepayment costs/benefits associated with early debt retirement, gains on sales of marketable securities and taxable REIT subsidiary property, deferred tax valuation allowance increases or decreases, storm-related expenses, severance costs and legal costs. Management believes that FFO as Adjusted is useful supplemental information regarding our operating performance as it provides a consistent comparison of our operating performance across time periods and allows investors to more easily compare our operating results with other REITs.

FFO as Adjusted is not intended to represent cash flow or liquidity for the period, and is only intended to provide an additional measure of our operating performance. We believe that net income attributable to UDR, Inc. is the most directly comparable GAAP financial measure to FFO as Adjusted. However, other REITs may use different methodologies for calculating FFO as Adjusted or similar FFO measures and, accordingly, our FFO as Adjusted may not always be comparable to FFO as Adjusted or similar FFO measures calculated by

U.S. Securities and Exchange Commission

June 11, 2013

other REITs. FFO as Adjusted should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of financial performance, or as an alternative to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity.

5.	We note your disclosure that management considers AFFO a useful metric for investors as it is more indicative of the Company’s recurring operational cash flow than FFO or FFO as Adjusted. Please tell us how you determined that AFFO is not a liquidity measure.

Response:

Similar to our presentation of FFO as Adjusted, management believes that AFFO provides useful information to investors because it is a widely accepted industry measure of the operating performance of real estate companies that is used by industry analysts and investors who look at and compare those companies. Although there is no consistent definition of AFFO in the industry, we believe most industry analysts and investors view AFFO as a measure of FFO or FFO as Adjusted, less recurring capital expenditures that are necessary to help preserve the value of and maintain functionality of our underlying properties. Management believes, therefore, that AFFO is an appropriate supplemental non-GAAP performance measure and not a non-GAAP liquidity measure, and that the most appropriate comparable GAAP performance measure to which AFFO should be reconciled is net income attributable to UDR, Inc.

In response to the Staff’s comment, in future filings the Company will include the following revised disclosure (new text underlined and proposed changes marked):

Adjusted FFO, or “AFFO”, is a non-GAAP financial measure that management uses as a supplemental measure of our performance. AFFO is defined as FFO as Adjusted less recurring capital expenditures that are necessary to help preserve the value of and maintain functionality at our communities. Therefore, Management considers AFFO a useful supplemental performance metric for investors as it is more indicative of the Company’s ~~recurring~~operational performance~~cash flow~~ than FFO or FFO as Adjusted.

AFFO is not intended to represent cash flow or liquidity for the period, and is only intended to provide an additional measure of our operating performance. We believe that net income attributable to UDR, Inc. is the most directly comparable GAAP financial measure to AFFO. Management believes that AFFO is a widely recognized measure of the operations of REITs, and presenting AFFO will enable investors to assess our performance in comparison to other REITs. However, other REITs may use different methodologies for calculating AFFO and, accordingly, our AFFO may not always be comparable to AFFO calculated by other REITs. AFFO should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of financial performance, or as an alternative to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions.

UDR, Inc. Consolidated Statements of Operations, page F-5

6.	Please revise in future Exchange Act periodic filings to disclose, either in the notes or on the face of the consolidated statements of operations, amounts attributable to the parent for income (loss) from continuing operations and discontinued operations, or tell us how you have complied with ASC 810-10-50-1A. This comment also applies to the financial statements of United Dominion Realty, L.P.

Response:

In response to the Staff’s request, in future filings the Company will include disclosure similar to the information described above.

Signatures

7.	In future Exchange Act periodic reports, please revise to clarify that Thomas W. Toomey is your principal executive officer, Thomas M. Herzog is your principal financial officer and Mark A. Schumacher is your principal accounting officer. Please refer to General Instruction D(2)(a) of Form 10-K.

U.S. Securities and Exchange Commission

June 11, 2013

Response:

In response to the Staff’s request, in future reports the Company will revise the signature page to clarify the information described above with regard to Mr. Toomey, Mr. Herzog, and Mr. Schumacher.

We trust the responses above adequately address the Staff’s comments set forth in its letter dated May 30, 2013. Further, in response to your request, the Company and the Operating Partnership hereby acknowledge that:

•	The Company and the Operating Partnership are responsible for the adequacy and accuracy of the disclosures in their respective filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company and the Operating Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any comments or inquiries regarding the foregoing to the undersigned; telephone: (720) 348-7750; facsimile (877) 846-2052.

Sincerely,

/s/ Mark Schumacher
Mark Schumacher
Senior Vice President and Chief Accounting Officer

Cc:	William Demarest, U.S. Securities and Exchange Commission

Warren L. Troupe, UDR, Inc.

David M. Lynn, Morrison & Foerster, LLP

Exhibit A

	Year Ended December 31,
	2012	2011	2010
Net income/(loss) attributable to UDR, Inc.	$212,177	$20,023	$(102,899)
Distributions to preferred stockholders	(6,010)	(9,311)	(9,488)
Real estate depreciation and amortization, including discontinued operations	350,400	370,343	303,446
Net income/(loss) attributable to redeemable non-controlling interests in OP	7,986	395	(3,835)
Net income attributable to non-controlling interests	140	167	146
Real estate depreciation and amortization on unconsolidated joint ventures	32,531	11,631	5,698
Net gain on the sale of depreciable property in discontinued operations, excluding TRS	(243,805)	(123,217)	(4,048)
(Premium)/discount on preferred stock repurchases, net	(2,791)	(175)	25

Funds from operations (“FFO”) - basic	$350,628	$269,856	$189,045

Distribution to preferred stockholders - Series E (Convertible)	3,724	3,724	3,726

FFO - diluted	$354,352	$273,580	$192,771

FFO per common share - basic	$1.41	$1.29	$1.10

FFO per common share - diluted	$1.40	$1.28	$1.09

Weighted average number of common shares and OP Units outstanding - basic	248,262	208,896	171,569
Weighted average number of common shares, OP Units, and common stock equivalents outstanding - diluted	252,659	214,086	176,900
Impact of adjustments to FFO:
Acquisition-related costs (including joint ventures)	$2,762	$6,076	$2,865
Joint venture financing and acquisition fee	—	(2,335)	(982)
(Benefit)/costs associated with debt extinguishment and tender offer	(277)	4,602	(3,521)
Redemption of preferred stock	2,791	175	(25)
Gains on sale of TRS property and marketable securities	(7,749)	(9,780)	—
Severance costs and other restructuring expense	733	1,342	6,803
Reversal of deferred tax valuation allowance	(21,530)	—	—
Hurricane-related charges, net	9,262	—	567

	(14,008)	80	5,707

FFO - diluted	354,352	273,580	192,771

FFO as Adjusted - diluted	$340,344	$273,660	$198,478

FFO as Adjusted per common share - diluted	$1.35	$1.28	$1.12

Recurring capital expenditures	(42,249)	(44,563)	(32,066)

AFFO	$298,095	$229,097	$166,412

AFFO per common share - diluted	$1.18	$1.07	$0.94